SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **October 28, 2004**

ALLETE, Inc.
(Exact name of Registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01   REGULATION FD DISCLOSURE

ALLETE, Inc. (ALLETE or Company) adjusted its interactive graphic website financial information to reflect the September 20, 2004 spin-off of ADESA, Inc. (ADESA) as discontinued operations and redefined its reportable business segments. In addition, all common share and per share amounts have been adjusted for all periods to reflect ALLETE's September 20, 2004 one-for-three reverse stock split.

The following shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

	For the Quarter Ended				Full
	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Year
Millions Except Per Share Amounts					
Operating Revenue from Continuing Operations					
2004	$209.8	$189.7	$183.2	–	$582.7
2003	$187.4	$172.8	$170.1	$167.6	$697.9
2002	$153.0	$159.2	$175.4	$161.2	$648.8
Operating Expenses from Continuing Operations					
2004	$167.7	$170.4	$159.9	–	$498.0
2003	$160.7	$152.4	$139.9	$148.3	$601.3
2002	$132.5	$139.4	$143.1	$156.9	$571.9
Net Income (Loss) from Continuing Operations Before Change in Accounting Principle					
2004	$21.4	$2.4	$(0.6)	–	$23.2
2003	$11.3	$3.4	$10.9	$4.2	$29.8
2002	$8.3	$3.7	$13.9	$(1.2)	$24.7
Net Income from Discontinued Operations					
2004	$31.3	$34.3	$13.7	–	$79.3
2003	$33.0	$41.0	$36.7	$95.9	$206.6
2002	$26.9	$35.1	$31.2	$19.3	$112.5
Net Income					
2004 *	$44.9	$36.7	$13.1	–	$94.7
2003	$44.3	$44.4	$47.6	$100.1	$236.4
2002	$35.2	$38.8	$45.1	$18.1	$137.2
Earnings (Loss) Per Share Diluted - Continuing Operations Before Change in Accounting Principle					
2004	$0.76	$0.08	$(0.02)	–	$0.82
2003	$0.41	$0.12	$0.40	$0.15	$1.08
2002	$0.31	$0.13	$0.51	$(0.04)	$0.91
Earnings Per Share Diluted - Discontinued Operations					
2004	$1.10	$1.21	$0.47	–	$2.78
2003	$1.20	$1.49	$1.31	$3.44	$7.44
2002	$1.00	$1.29	$1.14	$0.70	$4.13
Earnings Per Share Diluted					
2004 *	$1.59	$1.29	$0.45	–	$3.33
2003	$1.61	$1.61	$1.71	$3.59	$8.52
2002	$1.31	$1.42	$1.65	$0.66	$5.04
Total Shareholder's Equity					
2004	$1,504.2	$1,595.0	$662.4	–	$662.4
2003	$1,279.0	$1,329.4	$1,365.8	$1,460.2	$1,460.2
2002	$1,174.2	$1,210.2	$1,228.5	$1,232.4	$1,232.4

* Included the cumulative effect of a change in accounting principle. A $7.8 million, or $0.27 per share, after-tax loss was reflected in the first quarter of 2004 for the cumulative effect on prior years (to December 31, 2003) of changing to the equity method of accounting for investments in limited liability companies included in ALLETE's emerging technology portfolio.

	For the Quarter Ended				Full
	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Year
Millions Except Per Share Amounts					
Common Shares Outstanding					
2004	29.4	29.5	29.5	–	29.5
2003	28.7	28.8	28.9	29.1	29.1
2002	28.2	28.4	28.5	28.5	28.5
Dividends Paid Per Share of Common Stock					
2004	$0.8475	$0.8475	$0.8475	–	$2.5425
2003	$0.8475	$0.8475	$0.8475	$0.8475	$3.39
2002	$0.825	$0.825	$0.825	$0.825	$3.30

As a result of the spin-off of ADESA (the Company's Automotive Services business) in September 2004, ALLETE redefined its business into four segments. **Regulated Utility** includes the Company's rate regulated electric, water and gas services in northeastern Minnesota and northwestern Wisconsin. **Nonregulated Energy Operations** includes the Company's coal mining activities in North Dakota and nonregulated generation consisting primarily of generation from the Company's Taconite Harbor Energy Center in northern Minnesota and generation secured through a 15-year power purchase agreement. **Real Estate** includes the Company's Florida real estate operations. **Other** includes the Company's telecommunications activities, investments in emerging technologies, and general corporate charges and interest not specifically related to any one business segment. General corporate charges include employee salaries and benefits as well as legal and other outside service fees. **Discontinued Operations** includes Automotive Services that was spun off on September 20, 2004, Water Services businesses, the majority of which were sold in 2003, and spin-off costs incurred by ALLETE.

	For the Quarter Ended				Full
	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Year
Millions					
2004					
Net Income (Loss)					
Regulated Utility	$13.9	$ 8.7	$ 9.5	–	$32.1
Nonregulated Energy Operations	0.4	0.7	1.5	–	2.6
Real Estate	11.0	2.2	1.6	–	14.8
Other	(3.9)	(9.2)	(13.2)	–	(26.3)
Continuing Operations	21.4	2.4	(0.6)	–	23.2
Discontinued Operations	31.3	34.3	13.7	–	79.3
Change in Accounting Principle	(7.8)	–	–	–	(7.8)
	$44.9	$36.7	$13.1	–	$94.7
2003					
Net Income (Loss)					
Regulated Utility	$11.4	$ 6.9	$12.2	$ 7.4	$ 37.9
Nonregulated Energy Operations	0.8	(0.4)	2.8	0.5	3.7
Real Estate	4.2	5.2	1.9	2.8	14.1
Other	(5.1)	(8.3)	(6.0)	(6.5)	(25.9)
Continuing Operations	11.3	3.4	10.9	4.2	29.8
Discontinued Operations	33.0	41.0	36.7	95.9	206.6
	$44.3	$44.4	$47.6	$100.1	$236.4

Business Segments 2004	Consolidated	Regulated Utility	Nonregulated Energy Operations	Real Estate	Other
Millions					
For the Quarter Ended March 31, 2004					
Operating Revenue	$209.8	$141.4	$29.8	$27.6	$11.0
Fuel and Purchased Power	68.9	57.1	11.8	–	–
Operating and Other Expense	86.4	47.5	15.6	8.9	14.4
Depreciation Expense	12.4	9.9	1.8	–	0.7
Operating Income (Loss) from Continuing Operations	42.1	26.9	0.6	18.7	(4.1)
Interest Expense	(9.1)	(4.7)	(0.4)	(0.1)	(3.9)
Other Income (Expense)	1.0	–	0.1	–	0.9
Income (Loss) from Continuing Operations Before Income Taxes	34.0	22.2	0.3	18.6	(7.1)
Income Tax Expense (Benefit)	12.6	8.3	(0.1)	7.6	(3.2)
Income (Loss) from Continuing Operations Before Change in Accounting Principle	21.4	$ 13.9	$ 0.4	$11.0	$ (3.9)
Income from Discontinued Operations – Net of Tax	31.3				
Change in Accounting Principle	(7.8)				
Net Income	$ 44.9				
For the Quarter Ended June 30, 2004					
Operating Revenue	$189.7	$136.8	$30.1	$6.8	$16.0
Fuel and Purchased Power	77.2	65.9	11.3	–	–
Operating and Other Expense	80.7	42.8	16.6	2.9	18.4
Depreciation Expense	12.5	9.9	1.9	–	0.7
Operating Income (Loss) from Continuing Operations	19.3	18.2	0.3	3.9	(3.1)
Interest Expense	(9.1)	(4.6)	(0.4)	–	(4.1)
Other Income (Expense)	(4.0)	0.1	0.9	–	(5.0)
Income (Loss) from Continuing Operations Before Income Taxes	6.2	13.7	0.8	3.9	(12.2)
Income Tax Expense (Benefit)	3.8	5.0	0.1	1.7	(3.0)
Income (Loss) from Continuing Operations	2.4	$ 8.7	$ 0.7	$2.2	$ (9.2)
Income from Discontinued Operations – Net of Tax	34.3				
Net Income	$ 36.7				

Business Segments 2003	Consolidated	Regulated Utility	Nonregulated Energy Operations	Real Estate	Other
Millions					
For the Quarter Ended March 31, 2003					
Operating Revenue	$187.4	$133.7	$30.8	$12.6	$10.3
Fuel and Purchased Power	67.4	56.0	11.4	–	–
Operating and Other Expense	80.5	47.4	16.1	5.4	11.6
Depreciation Expense	12.8	10.3	1.9	–	0.6
Operating Income (Loss) from Continuing Operations	26.7	20.0	1.4	7.2	(1.9)
Interest Expense	(12.5)	(5.3)	(0.3)	–	(6.9)
Other Income (Expense)	4.0	4.3	0.1	–	(0.4)
Income (Loss) from Continuing Operations Before Income Taxes	18.2	19.0	1.2	7.2	(9.2)
Income Tax Expense (Benefit)	6.9	7.6	0.4	3.0	(4.1)
Income (Loss) from Continuing Operations	11.3	$ 11.4	$ 0.8	$ 4.2	$ (5.1)
Income from Discontinued Operations – Net of Tax	33.0				
Net Income	$ 44.3				
For the Quarter Ended June 30, 2003					
Operating Revenue	$172.8	$125.0	$24.1	$15.6	$ 8.1
Fuel and Purchased Power	64.9	56.8	8.1	–	–
Operating and Other Expense	74.5	42.2	14.9	6.4	11.0
Depreciation Expense	13.0	10.4	1.8	0.1	0.7
Operating Income (Loss) from Continuing Operations	20.4	15.6	(0.7)	9.1	(3.6)
Interest Expense	(12.3)	(4.9)	(0.7)	(0.1)	(6.6)
Other Income (Expense)	(2.1)	0.8	0.4	–	(3.3)
Income (Loss) from Continuing Operations Before Income Taxes	6.0	11.5	(1.0)	9.0	(13.5)
Income Tax Expense (Benefit)	2.6	4.6	(0.6)	3.8	(5.2)
Income (Loss) from Continuing Operations	3.4	$ 6.9	$ (0.4)	$ 5.2	$ (8.3)
Income from Discontinued Operations – Net of Tax	41.0				
Net Income	$ 44.4				

4 ALLETE Form 8-K dated October 28, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

October 28, 2004

/s/ James K. Vizanko

James K. Vizanko
Senior Vice President and Chief Financial Officer